UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Yuzhu Shi

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

(86 21) 3397 9999

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Weiheng Chen, Esq.

Zhan Chen, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Unit 1001, 10/F Henley Building

5 Queen’s Road Central

Hong Kong

(852) 3972-4955

June 6, 2014

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103

1.	Names of Reporting Persons. Yuzhu Shi

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization PRC

Number of	7.	Sole Voting Power 106,778,540(1)
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9.	Sole Dispositive Power 106,778,540 (1)
Reporting
Person	10.	Shared Dispositive Power 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
106,778,540 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4%(2)

14.	Type of Reporting Person (See Instructions)
IN

(1)	including (i) 102,000,000 Ordinary Shares held of record by Union Sky Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Mr. Yuzhu Shi (“Union Sky”); and (ii) 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel Holding Group Limited, a British Virgin Islands company with limited liability and wholly owned by Ms. Jing Shi, the daughter of Mr. Yuzhu Shi, for which Mr. Yuzhu Shi exercises sole voting and dispositive power (“Vogel”).

(2)	percentage calculated based on 240,638,522 Ordinary Shares outstanding as of April 10, 2014.

CUSIP No. 374511103

1.	Names of Reporting Persons. Union Sky Holding Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7.	Sole Voting Power 102,000,000 (1)
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9.	Sole Dispositive Power 102,000,000 (1)
Reporting
Person	10.	Shared Dispositive Power 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
102,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.4%(2)

14.	Type of Reporting Person (See Instructions)
CO

(1)	including 102,000,000 Ordinary Shares held of record by Union Sky.
(2)	percentage calculated based on 240,638,522 Ordinary Shares outstanding as of April 10, 2014.

CUSIP No. 374511103

1.	Names of Reporting Persons. Vogel Holding Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of	7.	Sole Voting Power 4,778,540(1)
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9.	Sole Dispositive Power 4,778,540 (1)
Reporting
Person	10.	Shared Dispositive Power 0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,778,540 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.0%(2)

14.	Type of Reporting Person (See Instructions)
CO

(1)	including 1,890,687 Ordinary Shares and 2,887,853 ADSs held of record by Vogel.
(2)	percentage calculated based on 240,638,522 Ordinary Shares outstanding as of April 10, 2014.

Introduction

This Amendment No. 5 to Schedule 13D (the “Amendment No. 5”) amends the previous Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “Commission”) on November 26, 2013 with respect to Giant Interactive Group Inc. (the “Company”), as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on December 5, 2013, the Amendment No.2 filed under Schedule 13D/A on March 18, 2014, the Amendment No.3 filed under Schedule 13D/A on April 28, 2014 and the Amendment No. 4 filed under Schedule 13D/A on May 14, 2014 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings assigned thereto in the Original Schedule 13D unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On June 6, 2014, CDH Journey Limited (“CDH SPV”), a Cayman Islands company with limited liability wholly owned by CDH WM Giant Fund, L.P. (the “CDH Fund” as previously defined), a limited partnership organized and existing under the laws of Cayman Islands, signed an adherence agreement to the Consortium Agreement (the “CDH Adherence Agreement”), pursuant to which CDH SPV joined the Consortium in accordance with the Merger Agreement Amendment No. 1 and the Amended and Restated Equity Commitment Agreement. References to the “Consortium” or the “Consortium Members” after June 6, 2014 shall include CDH SPV.

Concurrently with CDH SPV joining the Consortium, (i) CDH Fund executed and delivered an equity commitment letter (the “CDH Equity Commitment Letter”) substantially similar to the Equity Commitment Letters, and (ii) each of Baring LP and Hony LP executed and delivered an equity commitment letter (each an “Amended Equity Commitment Letter”), which replaced its original Equity Commitment Letter. Pursuant to the CDH Equity Commitment Letter and the Amended Equity Commitment Letters, Baring LP, Hony LP and CDH Fund will provide equity financing in an aggregate amount of US$808.4 million to Holdco to consummate the Merger (the same aggregate amount of equity financing as originally contemplated by the Equity Commitment Letters).

The information disclosed in this Item 3 is qualified in its entirety by reference to the Amended Equity Commitment Letters, the CDH Equity Commitment Letter and the CDH Adherence Agreement, copies of which are filed as Exhibits 7.21 to 7.23 and 7.29 and are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by adding the following at the end thereof:

On June 6, 2014, CDH SPV signed the CDH Adherence Agreement, pursuant to which CDH SPV joined the Consortium. Concurrently with CDH SPV joining the Consortium, (i) CDH Fund executed and delivered a limited guarantee (the “CDH Limited Guarantee”) substantially similar to the Limited Guarantees, (ii) each of Union Sky, Baring LP and Hony LP executed and delivered a limited guarantee (each an “Amended Limited Guarantee”), which replaced its original Limited Guarantee, and (iii) Mr. Shi, Union Sky, Vogel, Baring SPV, Hony SPV, CDH SPV, Holdco, Parent and Merger Sub entered into an amended and restated interim investors agreement (the “Amended Interim Investors Agreement”), which amended and restated the original Interim Investors Agreement in its entirety.

The information disclosed in this Item 4 is qualified in its entirety by reference to the Amended Interim Investors Agreement, the Amended Limited Guarantees and the CDH Limited Guarantee, copies of which are filed as Exhibits 7.24 to 7.28 and are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.21	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014 (incorporated by reference to Exhibit (b)-(16) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

Exhibit 7.22	Equity Commitment Letter, by and between Hony Capital Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014 (incorporated by reference to Exhibit (b)-(17) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

Exhibit 7.23	Equity Commitment Letter, by and between CDH WM Giant Fund, L.P. and Giant Group Holdings Limited, dated June 6, 2014 (incorporated by reference to Exhibit (b)-(18) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

Exhibit 7.24	Amended and Restated Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, CDH Journey Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated June 6, 2014 (incorporated by reference to Exhibit (b)-(19) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

Exhibit 7.25	Limited Guarantee of Union Sky Holding Group Limited, dated June 6, 2014 (incorporated by reference to Exhibit (b)-(20) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

Exhibit 7.26	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated June 6, 2014 (incorporated by reference to Exhibit (b)-(21) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

Exhibit 7.27	Limited Guarantee of Hony Capital Fund V, L.P., dated June 6, 2014 (incorporated by reference to Exhibit (b)-(22) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

Exhibit 7.28	Limited Guarantee of CDH WM Giant Fund, L.P., dated June 6, 2014 (incorporated by reference to Exhibit (b)-(23) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

Exhibit 7.29	Adherence Agreement of CDH Journey Limited to the Consortium Agreement, dated June 6, 2014 (incorporated by reference to Exhibit (b)-(24) of Amendment No. 2 to Schedule 13E-3 filed with the Commission on June 9, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 9, 2014

Yuzhu Shi

By:	/s/Yuzhu Shi
Name:	Yuzhu Shi

Union Sky Holding Group Limited

By:	/s/Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By:	/s/Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director